Exhibit 99.1

CNH Industrial reports continued strength in its third quarter performance

Consolidated revenues of $5,881 million (up 23.9% compared to Q3 2021 for continuing operations, up 29% at constant currency)

Net income of $559 million, Adjusted Net Income of $557 million, with diluted EPS and adjusted diluted EPS of $0.41

Adjusted EBIT of Industrial Activities of $670 million (up $250 million compared to Q3 2021)

Net cash provided by operating activities of $272 million and Industrial Free Cash Flow of $202 million

Net sales for Industrial Activities expected up 16% to 18% for the full year, despite foreign exchange rates headwinds

CNH Industrial will now voluntarily file annual and quarterly reports on Forms 10-K and 10-Q, as used by US domestic filers

Financial results presented under U.S. GAAP

“The CNH Industrial team delivered another strong quarter, driving record 3rd Quarter consolidated revenues, up nearly 24% over the previous year. A mixture of favorable volume, price realization, outstanding operational execution and supportive product mix permitted us to increase our Industrial Activities Gross and EBIT margins by 260 and 270 basis points respectively, with Agriculture generating a record EBIT margin of 14.8%. While our solid results reflect some sequential improvement in the global supply chain, significant challenges persist, and inflation continues to run hot. Free Cash Flow of Industrial Activities was positive for the quarter, and we continue to target over $1 billion for the full year as we accelerate completion and shipment of inventory in Q4. Order books remain robust as soft commodity prices continue to support global agriculture and many construction end markets sustain their strength. We look forward to sharing our future precision, automation/autonomy, and alternative fuel technologies at our Tech Day in December. With this solid foundation and improving execution we have elevated our full year guidance. The coming quarters will challenge our team, but they have consistently proven their mettle and I remain confident we will continue to support our customers, deliver for our shareholders, and progress our strategic initiatives regardless of the business climate.”

Scott W. Wine, Chief Executive Officer

2022 Third Quarter Results

(all amounts $ million, comparison vs Q3 2021 continuing operations - unless otherwise stated)

US-GAAP

	Q3 2022	PY(1)	Change	Change at c.c.(3)

Consolidated revenue	5,881	4,746	+23.9%	+29%

of which Net sales of Industrial Activities	5,396	4,336	+24.4%	+30%

Net income	559	460	+99

Diluted EPS $	0.41	0.34	+0.07

Cash flow from operating activities	272	673	(401)

Cash and cash equivalents(6)	3,154	2,855	299

Gross profit margin of Industrial Activities	23.0%	20.4%	+260 bps

NON-GAAP(2)

	Q3 2022	PY(1)	Change

Adjusted EBIT of Industrial Activities	670	420	+250

Adjusted EBIT Margin of Industrial Activities	12.4%	9.7%	+270 bps

Adjusted net income	557	463	+94

Adjusted diluted EPS $	0.41	0.34	+0.07

Free Cash flow of Industrial Activities	202	(70)	+272

Available liquidity(6)	8,645	8,795	(150)

Net sales of Industrial Activities of $5,396 million, up 24.4% mainly due to favorable price realization, despite more than 5% adverse currency conversion impacts.

Adjusted EBIT of Industrial Activities of $670 million ($420 million in Q3 2021), with both segments up year over year. Agriculture adjusted EBIT margin at record 14.8% and Construction at 2.7%.

Net income of $559 million, with diluted earnings per share of $0.41 (net income of $460 million in Q3 2021, with diluted earnings per share of $0.34). Adjusted net income of $557 million, with adjusted diluted earnings per share of $0.41 (adjusted net income of $463 million in Q3 2021, with adjusted diluted earnings per share of $0.34).

Gross profit margin of Industrial Activities of 23.0%, (20.4% in Q3 2021) with improvement in Agriculture and Construction despite continued cost pressures.

Reported income tax expense of $192 million and adjusted income tax expense(1) of $190 million, with adjusted effective tax rate (adjusted ETR(1)) of 26.2% affected by the jurisdictional mix of pre-tax profits.

Free cash flow of Industrial Activities was $202 million. Manufacturing inventories remain at high levels, although reduced from June 2022, amid supply chain constraints, and finished goods inventories continue being lean relative to sales. Total Debt of $20.9 billion at September 30, 2022 ($20.9 billion at December 31, 2021).

Industrial Activities Net Debt(1) position at $1.3 billion, an increase of $146 million from December 31, 2021, and Available liquidity at $8,645 million as of September 30, 2022. The Company completed a €100 million share buyback program with 5.3 million common shares purchased during the third quarter. Additionally, 1.4 million common shares were purchased during the third quarter under the first $50 million tranche of the $300 million common share buyback program approved on July 29, 2022.

Beginning with the reporting of third quarter 2022 financial results, the Company intends to voluntarily report its financial results under the periodic reporting forms for U.S. domestic filers (i.e., CNH Industrial will now voluntarily file annual and quarterly reports on Forms 10-K and 10-Q). Management determined that following the spin-off of the Iveco Group and the refocus as an agricultural and construction equipment leader with significant presence in the US, reporting according to the standards for US public companies is more consistent with the Company’s operating profile and its investor base.

Agriculture

	Q3 2022	Q3 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	4,501	3,563	+26%	+32%

Adjusted EBIT ($ million)	666	415	+251

Adjusted EBIT margin	14.8%	11.6%	+320 bps

In North America, industry volume was up 9% year over year for the third quarter for tractors over 140 HP and was down 16% for tractors under 140 HP; combines were up 13%. In Europe, Middle East and Africa (EMEA), tractor and combine demand was down 5% and 30%, respectively; combine demand in Europe alone was up 12%. South America tractor demand was up 12% and combine demand was up 20%. Asia Pacific tractor demand was up 8% and combine demand was up 12%.

Net sales were up 26%, due to favorable price realization and better mix, mostly driven by North America and South America, partially offset by the negative impact of foreign exchange rates.

Gross profit margin was at record 25.0%, with Gross Profit $340 million higher than in Q3 2021, mainly due to better mix and favorable price realization primarily in North America, South America and Asia Pacific regions, partially offset by higher production and raw material costs across all regions.

Adjusted EBIT was $666 million ($415 million for Q3 2021), with Adjusted EBIT margin at 14.8%. The $251 million increase was driven by favorable price realization and better mix , partially offset by higher SG&A costs, higher production and raw material costs, and increased R&D spend.

Order book in Agriculture was down less than 10% year over year for tractors. Order book for combines was down 21%, with declines in North America and South America offset partially by growth in EMEA. At above 2.5 times the pre-pandemic levels, order books remain strong in all regions and key products and orders are being kept curtailed as the medium-term cost scenario remains unclear.

Construction

	Q3 2022	Q3 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	895	773	+16%	+20%

Adjusted EBIT ($ million)	24	21	+3

Adjusted EBIT margin	2.7%	2.7%	-

Global industry volume for construction equipment decreased in both Heavy and Light sub-segments year over year in the third quarter, with Heavy down 3% and Light down 4%, mostly driven by a 9% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Aggregated demand increased 1% in North America, decreased 5% in EMEA and increased 21% in South America.

Net sales were up 16%, driven by favorable price realization and contribution from the Sampierana business acquired in December 2021.

Gross profit margin was 12.6%, up 0.4 p.p. compared to Q3 2021, mainly due to higher volumes in North America and favorable price realization, partially offset by higher freight and raw material costs.

Adjusted EBIT increased $3 million due to favorable volume and mix and positive price realization, partially offset by higher production, freight and raw material costs and increased SG&A spend. Adjusted EBIT margin at 2.7%.

Construction order book up more than 20% year over year in both Heavy and Light sub-segments, with increases in the North America, EMEA and South America regions.

Financial Services

	Q3 2022	Q3 2021(1)	Change	Change at c.c.(3)

Revenue ($ million)	482	405	+19%	+21%

Net income ($ million)	86	96	(10)

Equity at quarter-end ($ million)	2,207	2,157	+50

Retail loan originations ($ million)	2,478	2,357	+5.1%

Revenues were up 19% due to favorable volumes in all regions, higher base rates across all regions, mainly in South America, and higher used equipment sales, partially offset by changes in North America product mix.

Net income decreased $10 million to $86 million, primarily due to margin compression in North America, increased SG&A costs, specifically labor costs, and normalized risk costs, partially offset by favorable volumes in all regions and higher recoveries on used equipment sales.

The managed portfolio (including unconsolidated joint ventures) was $21.2 billion as of September 30, 2022 (of which retail was 70% and wholesale was 30%), up $1.2 billion compared to September 30, 2021 (up $2.4 billion on a constant currency basis).

The receivable balance greater than 30 days past due as a percentage of receivables was 1.3% (1.4% as of September 30, 2021).

2022 Outlook

The Company is updating the 2022 outlook for its Industrial Activities:

•	Net sales(5) up between 16% and 18% year on year including currency translation effects

•	SG&A expenses lower than 7.5% of net sales

•	Free Cash Flow of Industrial Activities(8) in excess of $1.0 billion

•	R&D expenses and capital expenditures at around $1.4 billion

Significant uncertainties remain, including rising inflation, geopolitical instability, the war in Ukraine, and may affect our forecast for the year.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

Consolidated revenues of $16,608 million (up 18.5% year on year, up 22% at constant currency), net income of $1,447 million, with adjusted diluted EPS of $1.11, adjusted EBIT of Industrial Activities of $1,753 million, and Industrial Free Cash Flow absorption of $(453) million (Industrial Activities).

Results for the Nine Months Ended September 30, 2022

(all amounts $ million, comparison vs Q3 2021 continuing operations - unless otherwise stated)

US-GAAP

	YTD Q3 2022	PY(1)	Change	Change at c.c.(3)
Consolidated revenue	16,608	14,016	+18.5%	+22%

of which Net sales of Industrial Activities	15,189	12,808	+18.6%	+22%

Net income	1,447	1,337	+110

Diluted EPS $	1.06	0.98	+0.08

Cash flow from operating activities	(886)	1,474	(2,360)

Cash and cash equivalents(7)	3,154	5,044	(1,890)

Gross profit margin of Industrial Activities	22.2%	21.4%	+80bps

NON-GAAP(2)

	YTD Q3 2022	PY(1)	Change

Adjusted EBIT of Industrial Activities	1,753	1,385	+368

Adjusted EBIT Margin of Industrial Activities	11.5%	10.8%	+70bps

Adjusted net income	1,518	1,322	+196

Adjusted diluted EPS $	1.11	0.97	+0.14

Free Cash flow of Industrial Activities	(453)	703	(1,156)

Available liquidity(7)	8,645	10,521	(1,876)

Adjusted gross margin of Industrial Activities	22.4%	21.4%	+100bps

Agriculture

	YTD Q3 2022	YTD Q3 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	12,600	10,571	+19%	+23%

Adjusted EBIT ($ million)	1,755	1,396	+359

Adjusted EBIT margin	13.9%	13.2%	+70bps

Construction

	YTD Q3 2022	YTD Q3 2021(1)	Change	Change at c.c.(3)

Net sales ($ million)	2,589	2,237	+16%	+18%

Adjusted EBIT ($ million)	90	70	+20

Adjusted EBIT margin	3.5%	3.1%	40bps

Financial Services

	YTD Q3 2022	YTD Q3 2021(1)	Change	Change at c.c.(3)

Revenues ($ million)	1,419	1,194	+19%	+19%

Net income ($ million)	263	259	+4

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

1.

Effective January 1, 2022, the Iveco Group business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial. Accordingly, that business is presented as discontinued operations beginning in the first quarter of 2022. The Company has reclassified the financial results of Iveco Group to Net income (loss) from discontinued operations in the Condensed Consolidated Statements of Operations for all periods presented. The Company has reclassified the related assets and liabilities as Assets held for distribution and Liabilities held for distribution on the Condensed Consolidated Balance Sheets as of December 31, 2021. Cash flows from the Company’s discontinued operations are presented in the Condensed Consolidated Statements of Cash Flows for all periods. All comparative figures shown exclude the results of the discontinued operations.

2.

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

3.	c.c. means at constant currency.

4.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. The geographic designations have the following meanings:

a.     North America: United States, Canada, and Mexico;

b.     Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;

c.     South America: Central and South America, and the Caribbean Islands; and

d.     Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania.

5.	Net sales reflecting the exchange rate of 1.05 EUR/USD

6.	Comparison vs. June 30, 2022

7.	Comparison vs. December 31, 2021

8.

The Company is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted EBIT Margin of Industrial Activities: is computed by dividing Adjusted EBIT of Industrial Activities by Net Sales of Industrial Activities.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Tax (Expense) Benefit: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference Call and Webcast

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. ET, management will hold a conference call to present third quarter 2022 results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q3_2022 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the conference call.

London, November 8, 2022

CONTACTS

Media Inquiries – Laura Overall Tel +44 207 925 1964 or Rebecca Fabian Tel +1 312 515 2249 (Email mediarelations@cnhind.com)

Investor Relations – Jason Omerza Tel +1 630 740 8079 or Federico Pavesi Tel +39 345 605 6218 (Email investor.relations@cnhind.com)

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2022	2021	2022	2021

Revenues

Net sales	5,396	4,336	15,189	12,808

Finance, interest and other income	485	410	1,419	1,208

TOTAL REVENUES	5,881	4,746	16,608	14,016

Costs and Expenses

Cost of goods sold	4,156	3,452	11,819	10,064

Selling, general and administrative expenses	422	349	1,224	1,023

Research and development expenses	213	157	609	453

Restructuring expenses	11	15	19	21

Interest expense	190	127	490	417

Other, net	159	124	490	422

TOTAL COSTS AND EXPENSES	5,151	4,224	14,651	12,400

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	730	522	1,957	1,616

Income tax (expense) benefit	(192)	(79)	(579)	(347)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	21	17	69	68

Net income (loss) from continuing operations	559	460	1,447	1,337

Net income (loss) from discontinued operations	—	(131)	—	116

NET INCOME (LOSS)	559	329	1,447	1,453

Net income attributable to noncontrolling interests	3	6	10	32

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	556	323	1,437	1,421

Basic earnings (loss) per share attributable to common shareholders (in $)

Continuing operations	0.41	0.34	1.06	0.98

Discontinued operations	—	(0.10)	—	0.07

Basic earnings per share attributable to CNH Industrial N.V.	0.41	0.24	1.06	1.05

Diluted earnings (loss) per share attributable to common shareholders (in $)

Continuing operations	0.41	0.34	1.06	0.98

Discontinued operations	—	(0.10)	—	0.06

Diluted earnings per share attributable to CNH Industrial N.V.	0.41	0.24	1.06	1.04

Average shares outstanding (in millions)

Basic	1,350	1,354	1,354	1,354

Diluted	1,355	1,361	1,359	1,360

Cash dividends declared per common share	—	—	0.302	0.132

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

($ million)	September 30, 2022	December 31, 2021

ASSETS

Cash and cash equivalents	3,154	5,044

Restricted cash	660	801

Financing receivables, net	16,901	15,376

Receivables from Iveco Group N.V.	224	—

Inventories, net	5,362	4,216

Property, plant and equipment, net and equipment under operating lease	2,944	3,213

Intangible assets, net	4,391	4,417

Other receivables and assets	2,208	2,803

Assets held for distribution	—	13,546

TOTAL ASSETS	35,844	49,416

LIABILITIES AND EQUITY

Debt	20,922	20,897

Payables to Iveco Group N.V.	95	502

Other payables and liabilities	8,418	9,272

Liabilities held for distribution	—	11,892

Total Liabilities	29,435	42,563

Redeemable noncontrolling interest	52	45

Equity	6,357	6,808

TOTAL LIABILITIES AND EQUITY	35,844	49,416

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021, included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Nine Months Ended September 30,

($ million)	2022	2021

Net income (loss)	1,447	1,453

Less: Net income (loss) of Discontinued Operations	—	116

Net income (loss) of Continuing Operations	1,447	1,337

Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(2,333)	137

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(886)	1,474

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	418

TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(886)	1,892

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(1,590)	(1,720)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	134

TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,590)	(1,586)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	802	(1,242)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(450)

TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	802	(1,692)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(357)	(329)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(2,031)	(1,715)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,845	9,629

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	3,814	7,914

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Discontinued Operations)	—	720

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Continuing Operations)	3,814	7,194

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2021 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended September 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended September 30, 2022					Three Months Ended September 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues

Net sales	5,396	—	—		5,396	4,336	—	—		4,336

Finance, interest and other income	27	482	(24	) (2)	485	16	405	(11	) (2)	410

TOTAL REVENUES	5,423	482	(24)		5,881	4,352	405	(11)		4,746

Costs and Expenses

Cost of goods sold	4,156	—	—		4,156	3,452	—	—		3,452

Selling, general and administrative expenses	377	45	—		422	317	32	—		349

Research and development expenses	213	—	—		213	157	—	—		157

Restructuring expenses	11	—	—		11	15	—	—		15

Interest expense	54	160	(24	) (3)	190	37	101	(11	) (3)	127

Other, net	(3)	162	—		159	(24)	148	—		124

TOTAL COSTS AND EXPENSES	4,808	367	(24)		5,151	3,954	281	(11)		4,224

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	615	115	—		730	398	124	—		522

Income tax (expense) benefit	(160)	(32)	—		(192)	(48)	(31)	—		(79)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	18	3	—		21	14	3	—		17

NET INCOME (LOSS) Continuing Operations	473	86	—		559	364	96	—		460

NET INCOME (LOSS) Discontinued Operations	—	—	—		—	(153)	22	—		(131)

NET INCOME (LOSS)	473	86	—		559	211	118	—		329

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.

(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the nine months ended September 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Nine Months Ended September 30, 2022					Nine Months Ended September 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

Revenues

Net sales	15,189	—	—		15,189	12,808	—	—		12,808

Finance, interest and other income	52	1,419	(52)	(2)	1,419	43	1,194	(29)	(2)	1,208

TOTAL REVENUES	15,241	1,419	(52)		16,608	12,851	1,194	(29)		14,016

Costs and Expenses

Cost of goods sold	11,819	—	—		11,819	10,064	—	—		10,064

Selling, general and administrative expenses	1,087	137	—		1,224	936	87	—		1,023

Research and development expenses	609	—	—		609	453	—	—		453

Restructuring expenses	19	—	—		19	21	—	—		21

Interest expense	149	393	(52)	(3)	490	135	311	(29)	(3)	417

Other, net	(41)	531	—		490	(41)	463	—		422

TOTAL COSTS AND EXPENSES	13,642	1,061	(52)		14,651	11,568	861	(29)		12,400

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,599	358	—		1,957	1,283	333	—		1,616

Income tax (expense) benefit	(473)	(106)	—		(579)	(264)	(83)	—		(347)

Equity in income (loss) of unconsolidated subsidiaries and affiliates	58	11	—		69	59	9	—		68

NET INCOME (LOSS) Continuing Operations	1,184	263	—		1,447	1,078	259	—		1,337

NET INCOME (LOSS) Discontinued Operations	—	—	—		—	67	49	—		116

NET INCOME (LOSS)	1,184	263	—		1,447	1,145	308	—		1,453

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.

(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of September 30, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

	September 30, 2022					December 31, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

ASSETS

Cash and cash equivalents	2,736	418	—		3,154	4,386	658	—		5,044

Restricted cash	131	529	—		660	128	673	—		801

Financing receivables, net	601	17,068	(768)	(2)	16,901	199	15,508	(331)	(2)	15,376

Receivables from Iveco Group N.V.	151	73	—		224	—	—	—		—

Inventories, net	5,344	18	—		5,362	4,187	29	—		4,216

Property, plant and equipment, net and equipment on operating lease	1,434	1,510	—		2,944	1,504	1,709	—		3,213

Intangible assets, net	4,231	160	—		4,391	4,255	162	—		4,417

Other receivables and assets	1,957	437	(186)	(3)	2,208	2,656	345	(198)	(3)	2,803

Assets held for distribution	—	—	—		—	9,814	4,543	(811)		13,546

TOTAL ASSETS	16,585	20,213	(954)		35,844	27,129	23,627	(1,340)		49,416

LIABILITIES AND EQUITY

Debt	4,827	16,863	(768)	(2)	20,922	5,485	15,743	(331)	(2)	20,897

Payables to Iveco Group N.V.	6	89	—		95	334	168	—		502

Other payables and liabilities	7,550	1,054	(186)	(3)	8,418	8,426	1,044	(198)	(3)	9,272

Liabilities held for distribution	—	—	—		—	8,985	3,718	(811)		11,892

Total Liabilities	12,383	18,006	(954)		29,435	23,230	20,673	(1,340)		42,563

Redeemable noncontrolling interest	52	—	—		52	45	—	—		45

Equity	4,150	2,207	—		6,357	3,854	2,954	—		6,808

TOTAL LIABILITIES AND EQUITY	16,585	20,213	(954)		35,844	27,129	23,627	(1,340)		49,416

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.

(3)

This item primarily represents the reclassification of deferred tax assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the nine months ended September 30, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Nine months ended September 30, 2022					Nine months ended September 30, 2021

($ million)	Industrial Activities(1)	Financial Services	Eliminations	(3)	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	(3)	Consolidated

Net income (loss)	1,184	263	—		1,447	1,145	308	—		1,453

Less: Net income (loss) of Discontinued Operations	—	—	—		—	67	49	—		116

Net income (loss) of Continuing Operations	1,184	263	—		1,447	1,078	259	—		1,337

Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(1,366)	(852)	(115)	(2)	(2,333)	(152)	449	(160)		137

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(182)	(589)	(115)		(886)	926	708	(160)		1,474

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	(103)	523	(2)		418

TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(182)	(589)	(115)		(886)	823	1,231	(162)		1,892

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(656)	(955)	21		(1,590)	(940)	(791)	11		(1,720)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	113	19	2		134

TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(656)	(955)	21		(1,590)	(827)	(772)	13		(1,586)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(471)	1,179	94		802	(1,447)	56	149		(1,242)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	—	—		—	(10)	(440)	-		(450)

TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(471)	1,179	94	(4)	802	(1,457)	(384)	149		(1,692)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(338)	(19)	—		(357)	(300)	(29)	—		(329)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,647)	(384)	—		(2,031)	(1,761)	46	—		(1,715)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,514	1,331	—		5,845	8,116	1,513	—		9,629

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	2,867	947	—		3,814	6,355	1,559	—		7,914

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (DISCONTINUED OPERATIONS)	—	—	—		—	510	210	—		720

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (CONTINUING OPERATIONS)	2,867	947	—		3,814	5,845	1,349	—		7,194

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.

(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.

(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP

($ million)	Three Months ended September 30, 2022

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				559

Less: Consolidated Income tax (expense) benefit				(192)

Consolidated Income before taxes				751

Less: Financial Services

Financial Services Net income				86

Financial Services Income taxes				32

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				27

Foreign exchange (gains) losses, net				14

Finance and non-service component of Pension and other post-employment benefit costs(1)				(35)

Adjustments for the following Industrial Activities items:

Restructuring expenses	11	—	—	11

Other discrete items(2)	—	—	20	20

Adjusted EBIT of Industrial Activities	666	24	(20)	670

	Three Months ended September 30, 2021

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				329

Less: Consolidated Net Income (loss) of Discontinued Operations				(131)

Consolidated Net income (loss) of Continuing Operations				460

Less: Consolidated Income tax (expense) benefit				(79)

Consolidated Income (loss) before taxes (continuing operations)				539

Less: Financial Services

Financial Services Net income				96

Financial Services Income taxes				31

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				21

Foreign exchange (gains) losses, net				(21)

Finance and non-service component of Pension and other post-employment benefit costs(1)				(33)

Adjustments for the following Industrial Activities items:

Restructuring expenses	4	11	—	15

Other discrete items(2)	—	—	26	26

Adjusted EBIT of Industrial Activities	415	21	(16)	420

(1)

In the three months ended September 30, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the three months ended September 30, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.

(2)

In the three months ended September 30, 2022, this item included $7 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $14 million of costs related to the activity of the Raven segments held for sale, including the loss on the sale of the Aerostar division. In the three months ended September 30, 2021, this item included $24 million separation costs in connection with the spin-off of the Iveco Group business.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under US-GAAP

($ million)	Nine Months ended September 30, 2022

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				1,447

Less: Consolidated Income tax (expense) benefit				(579)

Consolidated Income before taxes				2,026

Less: Financial Services

Financial Services Net income				263

Financial Services Income taxes				106

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				97

Foreign exchange (gains) losses, net				14
Finance and non-service component of Pension and other post-employment benefit costs(1)				(112)

Adjustments for the following Industrial Activities items:

Restructuring expenses	16	3	—	19

Other discrete items(2)	—	—	78	78

Adjusted EBIT of Industrial Activities	1,755	90	(92)	1,753

	Nine Months ended September 30, 2021

	Agriculture	Construction	Unallocated items, eliminations and other	Total

Consolidated Net income				1,453

Less: Consolidated Net Income (loss) of Discontinued Operations				116

Consolidated Net income (loss) of Continuing Operations				1,337

Less: Consolidated Income tax (expense) benefit				(347)

Consolidated Income (loss) before taxes (continuing operations)				1,684

Less: Financial Services

Financial Services Net income				259

Financial Services Income taxes				83

Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				92

Foreign exchange (gains) losses, net				(6)

Finance and non-service component of Pension and other post-employment benefit costs(1)				(102)

Adjustments for the following Industrial Activities items:

Restructuring expenses	8	13	—	21

Other discrete items(2)	—	—	38	38

Adjusted EBIT of Industrial Activities	1,396	70	(81)	1,385

(1)

In the nine months ended September 30, 2022, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $18 million as a result of the amortization over the 4 years of the $101 million positive impact from the 2021 modifications of a healthcare plan in the U.S. In the nine months ended September 30, 2021, this item includes the pre-tax gain of $90 million as a result of the 2018 modification.

(2)

In the nine months ended September 30, 2022, this item included $43 million of asset write-downs, $13 million of separation costs incurred in a connection with our spin-off of the Iveco Group Business and $22 million of costs related to the activity of the Raven segments held for sale, including the loss on the sale of the Engineered Films and Aerostar divisions. In the nine months ended September 30, 2021, this item included $32 million separation costs in connection with the spin-off of the Iveco Group business.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under US-GAAP

($ million)	Consolidated		Industrial Services		Financial Services

	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

Third party (debt)	(20,922)	(20,897)	(4,644)	(5,335)	(16,278)	(15,562)

Intersegment notes payable	—	—	(183)	(150)	(585)	(181)

Payable to Iveco Group N.V.(4)	(95)	(3,986)	(6)	(3,764)	(89)	(222)

Total (Debt)(1)	(21,017)	(24,883)	(4,833)	(9,249)	(16,952)	(15,965)

Cash and cash equivalents	3,154	5,044	2,736	4,386	418	658

Restricted cash	660	801	131	128	529	673

Intersegment notes receivable	—	—	585	181	183	150

Receivables from Iveco Group N.V.(4)	224	3,484	151	3,430	73	54

Other current financial assets(2)	2	1	2	1	—	—

Derivatives hedging debt	(44)	(3)	(44)	(3)	—	—

Net Cash (Debt)(3)	(17,021)	(15,556)	(1,272)	(1,126)	(15,749)	(14,430)

(1)

Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $183 million and $150 million as of September 30, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $585 million and $181 million as of September 30, 2022 and December 31, 2021, respectively.

(2)	This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)

The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was ($402) million and ($31) million as of September 30, 2022 and December 31, 2021, respectively.

(4)	For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

Reconciliation of Cash and cash equivalents to Available liquidity under US-GAAP

($ million)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021

Cash and cash equivalents	3,154	2,855	3,219	5,044

Restricted cash	660	729	842	801

Undrawn committed facilities	4,700	5,002	5,087	5,177

Receivables from Iveco Group N.V.	224	281	297	3,484

Payables to Iveco Group N.V.	(95)	(73)	(47)	(3,986)

Other current financial assets(1)	2	1	1	1

Available liquidity	8,645	8,795	9,399	10,521

(1)	This item includes short-term deposits and investments towards high-credit rating counterparties.

Other Supplemental Financial Information

(Unaudited)

Change in Net Cash (Debt) of Industrial Activities under US-GAAP

Nine Months ended September 30,			Three Months ended September 30,

2022	2021	($ million)	2022	2021

(1,126)	(893)	Net Cash (Debt) of Industrial Activities at beginning of period	(1,564)	(148)

1,753	1,385	Adjusted EBIT of Industrial Activities	670	420

250	217	Depreciation and Amortization	84	71

2	1	Depreciation of assets under operating leases	1	—

(511)	(308)	Cash interest and taxes	(195)	(129)

294	261	Changes in provisions and similar(1)	194	117

(1,967)	(656)	Change in working capital	(417)	(445)

(243)	(195)	Investments in property, plant and equipment, and intangible assets	(106)	(90)

(31)	(2)	Other changes	(29)	(14)

(453)	703	Free cash flow of Industrial Activities – Continuing operations	202	(70)

(532)	(184)	Capital increases and dividends(3)	(77)	(1)

839	249	Currency translation differences and other(2)	167	94

(146)	768	Change in Net Cash (Debt) of Industrial Activities – Continuing operations	292	23

(1,272)	(125)	Net Cash (Debt) of Industrial Activities at end of period	(1,272)	(125)

(1)	Including other cash flow items related to operating lease.

(2)

In the nine months ended September 30, 2022 this item also includes the proceed of Raven Engineered Films Division for $350 million. In the nine months ended September 30, 2021, this item also includes the charge of $8 million related to the repurchase of notes.

(3)	In the three and nine months ended September 30, 2022, this item also includes share buy-back transactions.

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under US-GAAP

Nine Months ended September 30,			Three Months ended September 30,

2022	2021	($ million)	2022	2021

(886)	1,474	Net cash provided by (used in) Operating Activities (Continuing Operations)	272	673

704	(548)	Cash flows from Operating Activities of Financial Services net of eliminations	27	(628)

17	(8)	Change in derivatives hedging debt of Industrial Activities and other	46	(1)

(14)	(18)	Investments in assets sold under operating lease assets of Industrial Activities	(8)	(10)

(243)	(195)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(106)	(90)

(31)	(2)	Other changes(1)	(29)	(14)

(453)	703	Free cash flow of Industrial Activities	202	(70)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and Income tax (expense) benefit and calculation of
Adjusted diluted EPS and Adjusted ETR under US-GAAP

Nine Months ended September 30,			Three Months ended September 30,

2022	2021	($ million)	2022	2021

1,447	1,337	Net income (loss) – Continuing Operations	559	460

5	(23)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(4)	11

66	8	Adjustments impacting Income tax (expense) benefit (b)	2	(8)

1,518	1,322	Adjusted net income (loss)	557	463

1,508	1,315	Adjusted net income (loss) attributable to CNH Industrial N.V.	554	460

1,359	1,360	Weighted average shares outstanding – diluted (million)	1,355	1,361

1.11	0.97	Adjusted diluted EPS ($)	0.41	0.34

1,957	1,616	Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	730	522

5	(23)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	(4)	11

1,962	1,593	Adjusted income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	726	533

(579)	(347)	Income tax (expense) benefit	(192)	(79)

66	8	Adjustments impacting Income tax (expense) benefit (b)	2	(8)

(513)	(339)	Adjusted income tax (expense) benefit (B)	(190)	(87)

26.1%	21.3%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	26.2%	16.3%

		a) Adjustments impacting Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates

19	21	Restructuring expenses	11	15

—	8	Loss on repurchase of notes	—	—

(90)	(90)	Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(30)	(30)

(18)	—	Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S.	(6)	—

43	—	Asset write-down: Industrial Activities, Russia Operations	(1)	—

16	—	Asset write-down: Financial Services, Russia Operations	1	—

13	32	Spin related costs	7	24

—	6	Other discrete items	—	2

22	—	Activity of the Raven Segments held for sale, including loss on sale of the Aerostar and Engineered Films Division	14	—

5	(23)	Total	(4)	11

		b) Adjustments impacting Income tax (expense) benefit

66	13	Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1)	5	(1)

—	(5)	Other	(3)	(7)

66	8	Total	2	(8)

(1)	Includes $12 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia.

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Adjusted gross profit to gross profit under US-GAAP

Nine Months ended September 30,			Three Months ended September 30,

2022	2021	($ million)	2022	2021
15,189	12,808	Net Sales (A)	5,396	4,336

11,819	10,064	Cost of goods sold	4,156	3,452

3,370	2,744	Gross profit (B)	1,240	884

34	—	Asset write down (Russia operations)	—	—

3,404	2,744	Adjusted gross profit (C)	1,240	884

22.2%	21.4%	Gross profit margin (B ÷ A)	23.0%	20.4%

22.4%	21.4%	Adjusted gross profit margin (C ÷ A)	23.0%	20.4%

Revenues by Segment under EU-IFRS

Nine Months ended September 30,				Three Months ended September 30,

2022	2021	% Change	($ million)	2022	2021	% Change

12,600	10,586	19.0%	Agriculture	4,501	3,568	26.1%

2,589	2,237	15.7%	Construction	895	773	15.8%

—	—	—	Eliminations and other	—	1	n.m.

15,189	12,823	18.5%	Total Industrial Activities of Continuing Operations	5,396	4,342	24.3%

1,411	1,188	18.8%	Financial Services	478	402	18.9%

(33)	(19)	n.m.	Eliminations and other	(14)	(7)	n.m.

16,567	13,992	18.4%	Total of Continuing Operations	5,860	4,737	23.7%

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS

	Three Months ended September 30,

	2022	2021	$ Change	2022 adjusted EBIT margin	2021 adjusted EBIT margin
Agriculture	661	406	255	14.7%	11.4%

Construction	20	17	3	2.2%	2.2%

Unallocated items, eliminations and other	(21)	(20)	(1)	—	—

Adjusted EBIT of Industrial Activities of Continuing Operations	660	403	257	12.2%	9.3%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS

	Nine Months ended September 30,

	2022	2021	$ Change	2022 adjusted EBIT margin	2021 adjusted EBIT margin
Agriculture	1,744	1,369	375	13.8%	12.9%

Construction	81	64	17	3.1%	2.9%

Unallocated items, eliminations and other	(94)	(91)	(3)	—	—

Adjusted EBIT of Industrial Activities of Continuing Operations	1,731	1,342	389	11.4%	10.5%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Other Supplemental Financial Information

(Unaudited)

Other key data under EU-IFRS

	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Total Assets	36,579	36,403	37,272	51,122

Total Equity	6,965	6,428	6,258	8,426

Equity attributable to CNH Industrial N.V.	6,962	6,421	6,251	8,393

Net Cash (Debt) of Continuing Operations	(17,392)	(17,422)	(17,454)	(15,840)

Net Cash (Debt) of Discontinued Operations	—	—	—	(1,480)

Net Cash (Debt) of CNH Industrial	(17,392)	(17,422)	(17,454)	(17,320)

of which Net Cash (Debt) of Industrial Activities(1) of Continuing Operations	(1,571)	(1,892)	(2,452)	(1,374)

of which Net Cash (Debt) of Industrial Activities(1) of Discontinued Operations	—	—	—	1,204

of which Net Cash (Debt) of Industrial Activities(1)	(1,571)	(1,892)	(2,452)	(170)

Net Income of Financial Services of Continuing Operations	240	159	73	357

Net Income of Financial Services of Discontinued Operations	—	—	—	71

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation US-GAAP to EU-IFRS

Nine Months ended September 30,			Three Months ended September 30,

2022	2021	($ million)	2022	2021
1,447	1,337	Net income (loss) in accordance with U.S. GAAP	559	460

		Adjustments to conform with EU-IFRS:

(23)	(34)	Development costs	(12)	(14)

(137)	(104)	Other adjustments(1)	(29)	(38)

20	30	Tax impact on adjustments and other income tax differences	(2)	14

(140)	(108)	Total adjustments	(43)	(38)

1,307	1,229	Profit (loss) in accordance with EU-IFRS	516	422

(1)	This item also includes the different accounting impacts from the modifications of a healthcare plan in the U.S.

Total Equity reconciliation US-GAAP to EU-IFRS

	September 30, 2022	June 30, 2022	March 30, 2022	December 31, 2021

Total Equity under U.S. GAAP	6,357	5,794	5,609	6,808

Adjustments to conform with EU-IFRS:

Development costs	719	751	783	2,058

Other adjustments	59	45	41	28

Tax impact on adjustments and other income tax differences	(170)	(162)	(175)	(468)

Total adjustments	608	634	649	1,618

Total Equity under EU-IFRS	6,965	6,428	6,258	8,426

Other Supplemental Financial Information

(Unaudited)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine months Ended September 30, 2022			Nine months Ended September 30, 2021

	Average	At September 30	At December 31, 2021	Average	At September 30,
Euro	0.940	1.026	0.883	0.836	0.864

Pound sterling	0.796	0.906	0.742	0.722	0.743

Swiss franc	0.951	0.981	0.912	0.912	0.935

Polish zloty	4.393	4.996	4.059	3.801	3.990

Brazilian real	5.134	5.426	5.571	5.330	5.409

Canadian dollar	1.282	1.375	1.271	1.251	1.274

Turkish lira	15.867	18.625	13.450	8.118	8.894

Condensed Consolidated Income Statement for the three and nine months ended September 30, 2022 and 2021

(Unaudited, EU-IFRS)	Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2022	2021	2022	2021
Net revenues	5,860	4,737	16,567	13,992

Cost of sales	4,473	3,704	12,767	10,838

Selling, general and administrative costs	408	342	1,180	1,006

Research and development costs	225	171	637	490

Result from investments:

Share of the profit/(loss) of investees accounted for using the equity method	22	16	72	69

Restructuring costs	11	16	19	24

Other income/(expenses)	(24)	(1)	(63)	(46)

Financial income/(expenses)	(31)	(32)	(107)	(111)

PROFIT/(LOSS) BEFORE TAXES	710	487	1,866	1,546

Income tax (expense) benefit	(194)	(65)	(559)	(317)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	516	422	1,307	1,229

PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	28	—	200

PROFIT/(LOSS) FOR THE PERIOD	516	450	1,307	1,429

PROFIT/(LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS ATTRIBUTABLE TO:

Owners of the parent	513	419	1,297	1,222

Non-controlling interests	3	3	10	7

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.38	0.33	0.96	1.03

Basic earnings/(loss) per common share from continuing operations	—	0.31	—	0.90

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.38	0.33	0.95	1.03

Diluted earnings/(loss) per common share from continuing operations	—	0.31	—	0.90

Other Supplemental Financial Information (Unaudited)

Condensed Consolidated Statement of Financial Position as of September 30, 2022 and December 31, 2021

(Unaudited, EU-IFRS)

($ million)	September 30, 2022	December 31, 2021

ASSETS

Intangible assets	5,064	5,159

Property, plant and equipment and Leased assets	3,182	3,435

Inventories	5,433	4,228

Receivables from financing activities	17,180	15,443

Cash and cash equivalents	3,814	5,845

Other receivables and assets	1,906	2,535

Assets held for distribution(*)	—	14,477

TOTAL ASSETS	36,579	51,122

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	6,962	8,393

Non-controlling interests	3	33

Total Equity	6,965	8,426

Debt	21,301	21,689

Other payables and liabilities	8,313	9,148

Liabilities held for distribution(*)	—	11,859

Total Liabilities	29,614	42,696

TOTAL EQUITY AND LIABILITIES	36,579	51,122

Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2021

(Unaudited, EU-IFRS)

($ million)	September 30, 2022	September 30, 2021

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,845	9,629

Profit/(loss) from Continuing Operations	1,307	1,229

Adjustment to reconcile profit/(loss) from Continuing Operation to cash flows from/(used in) operating activities from Continuing Operations	(1,094)	119

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	213	1,348

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(262)

TOTAL	213	1,086

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(2,741)	(1,522)

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	859

TOTAL	(2,741)	(663)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	857	(1,314)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	—	(492)

TOTAL	857	(1,806)

Translation exchange differences	(360)	(332)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,031)	(1,715)

Less:

CASH AND EQUIVALENTS AT END OF THE PERIOD – INCLUDED WITHIN ASSETS HELD FOR DISTRIBUTION AT THE END OF THE PERIOD	—	720

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3,814	7,194

Notes:

(*)  The 2021 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the quarter ended September 30, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.